

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2009

<u>**Via U.S. Mail and Fax (407)732-4562**</u>
Mr. Jesus Oliveras
Chief Financial Officer
U.S. Precious Metals, Inc.
171 Walnut Crest Run
Sanford, FL 32771

> Re: **U.S. Precious Metals, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 27, 2009**
> **File No.0-50703**

Dear Mr. Oliveras:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed February 27, 2009

1.   Please amend your Form 8-K to disclose whether your former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K.

2.   Please amend your Form 8-K to comply with Item 304(a)(1)(ii) of Regulation S-K and disclose if your former accountant's report on the financial statements for either of the past two years was qualified or modified as to uncertainty, audit scope, or accounting principles, and if so, describe the nature of each such qualification or modification.

3.   We note you have provided your former auditor, Robert Jeffrey with a copy of the Current Report on Form 8-K and requested a letter be furnished to you stating whether the audit firm agrees with the statements made in your report. Please note Item 304(a)(3) requires you to file the letter from your former accountant by amendment within ten business days after the filing of your report, or notwithstanding the ten day business period, within two business days of receipt. We may have further comment upon receipt of the amended Form 8-K.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Bob Carroll at (202) 551-3362, or Chris White at (202) 551-3461.

Sincerely,

/s/ Chris White

Chris White
Branch Chief